[CHASE LOGO]                                                          EXHIBIT 92

                             CHASE SECURITIES INC.

                                270 PARK AVENUE


                            NEW YORK, NEW YORK 10017


                            THE CHASE MANHATTAN BANK

                                270 PARK AVENUE


                            NEW YORK, NEW YORK 10017


                                                                 August 22, 1997

                              ITT PUBLIMEDIA B.V.
                            SENIOR CREDIT FACILITIES

                               COMMITMENT LETTER

ITT Promedia Commanditaire Vennootschap op Aandelen

Antwerp Tower


5 de Keyserlei B7


B-2018


Antwerp, Belgium



Attention: Marc Goegebuer, Chief Financial Officer


Ladies and Gentlemen:


     ITT Corporation ("ITT") has informed Chase Securities Inc. ("CSI") and The Chase Manhattan Bank ("Chase") that it intends to (i) refinance (the "Refinancing") approximately $2,000,000,000 par amount of public indebtedness and a certain amount of other indebtedness of ITT and its subsidiaries, (ii) repurchase (the "Repurchase") approximately $2,100,000,000 of its capital stock and (iii) subsequent to the Refinancing and Repurchase, spin-off (collectively, the "Spin-Offs") to its shareholders its education services and hotels and gaming businesses. In order to finance a portion of the Refinancing and the Repurchase, Promedia (as defined below) has requested CSI arrange and Chase commit to provide to Publimedia (as defined below) the Publimedia Senior Credit Facilities more particularly described below and on the Publimedia Senior Credit Facilities Term Sheet (as defined below) attached hereto, the net proceeds of which (after paying related fees and expenses) would be distributed to ITT. The Refinancing, the Repurchase and the Spin-Offs, collectively with the other transactions described herein and the financing thereof with the proceeds of the Publimedia Senior Credit Facilities and the other contemplated credit facilities and note offerings, are referred to herein as the "Transactions". References herein to "ITT" are to ITT Corporation (to be renamed ITT Information Services, Inc.) after giving effect to the Transactions.


     In connection with the Transactions, ITT Promedia Commanditaire Vennootschap op Aandelen, a Belgian company (from time to time referred to herein as "Promedia"), will form a Dutch company, ITT Publimedia B.V. ("Publimedia" or the "Borrower") which will be organized so that it is, for U.S. income tax purposes, a branch of ITT World Directories, Inc. ("ITTWD") and a company for Dutch tax purposes. Promedia will sell ITT Gouden Gids B.V. ("Gouden Gids") to Publimedia for an amount to be determined, and ITTWD will sell Publitec Research & Development B.V. ("Publitec R&D") and Publitec Services B.V. ("Publitec Services") to Publimedia for an amount to be determined, which will be raised by Publimedia in part from the proceeds of the Publimedia Senior Credit Facilities (as defined below) and which, after payment of related fees, expenses and taxes will be distributed by Promedia to ITTWD and by it to ITT.

     In that connection, you have requested that CSI agree to structure, arrange and syndicate, and that Chase commit to provide a portion of approximately $270,000,000 of senior secured credit facilities (such credit facilities, the "Publimedia Senior Credit Facilities") for Publimedia, comprised of term loan facilities aggregating $220,000,000 (the "Publimedia Term Loan Facilities") and a $50,000,000 revolving credit facility

(the "Publimedia Revolving Credit Facility"). The Publimedia Revolving Credit Facility will be used to finance the continuing operations of the Borrower and its subsidiaries after the Transactions. References to dollar amounts of the Publimedia Senior Credit Facilities in this paragraph are to the maximum U.S. dollar equivalent of the respective amounts to be made available by the Lenders thereunder in the relevant local currency. As described in the Publimedia Senior Credit Facilities Term Sheet, the actual U.S. dollar equivalents to be made available thereunder may be less than the U.S. dollar equivalents referenced above.

     CSI is pleased to advise you that it is willing to act as exclusive advisor and arranger for the Publimedia Senior Credit Facilities, and Chase is pleased to advise you of (a) its commitment to provide up to $40,000,000 of the Publimedia Senior Credit Facilities and (b) its agreement to use commercially reasonable efforts to assemble a syndicate of financial institutions identified by CSI and Chase in consultation with you (together with Chase, the "Lenders"), to provide the balance of the necessary commitments for the Publimedia Senior Credit Facilities, in each case, upon the terms and subject to the conditions set forth or referred to in the Statement of Terms and Conditions attached as Exhibit A hereto (the "Publimedia Senior Credit Facilities Term Sheet"). It is a condition to Chase's commitment to provide the portion of the Publimedia Senior Credit Facilities described above that the remainder of the Publimedia Senior Credit Facilities shall be provided by the other Lenders referred to below.


     It is agreed that Chase will act as the sole and exclusive administrative agent in respect of the Publimedia Senior Credit Facilities, and that CSI will act as the sole and exclusive advisor and arranger in respect of the Publimedia Senior Credit Facilities, and each will, in such capacities, perform the duties and exercise the authority customarily performed and exercised by it in such roles. You agree that no other agents, co-agents or arrangers will be appointed, no other titles will be awarded and no compensation (other than that expressly contemplated by the Publimedia Senior Credit Facilities Term Sheet and the Fee Letter referred to below) will be paid in connection with the Publimedia Senior Credit Facilities unless you and we shall so agree. It is understood that ITT has significant relationships with many financial institutions, that ITT may request that one or more of these financial institutions be given a title or other special status in the Publimedia Senior Credit Facilities for relationship reasons, and it is agreed that Chase and CSI will reasonably consider any such request.



     We intend to syndicate the Publimedia Senior Credit Facilities to a group of Lenders identified by us in consultation with you, and you agree actively to assist CSI in completing a syndication reasonably satisfactory to it. CSI intends to commence syndication efforts promptly, and you agree actively to assist CSI in completing a syndication reasonably satisfactory to it. Such assistance shall include (a) your using commercially reasonable efforts to ensure that the syndication efforts benefit materially from yours and ITT's existing lending relationships, (b) direct contact between senior management and advisors of you and ITT and the proposed Lenders, (c) assistance in the preparation of a Confidential Information Memorandum and other marketing materials to be used in connection with the syndication and (d) the hosting, with CSI, of one or more meetings of prospective Lenders.



     CSI will manage all aspects of the syndication in consultation with ITT, including decisions as to the selection of institutions to be approached and when they will be approached, when their commitments will be accepted, which institutions will participate, the allocations of the commitments among the Lenders and the amount and distribution of fees among the Lenders. To assist CSI in its syndication efforts, you agree promptly to and to cause ITT to prepare and provide to CSI and Chase all information with respect to you, the Borrower, ITT and your respective subsidiaries, the Transactions and the other transactions contemplated hereby, including all financial information and projections (the "Projections"), as we may reasonably request in connection with the arrangement and syndication of the Publimedia Senior Credit Facilities. You hereby represent and covenant that (a) all information other than the Projections (the "Information") that has been or will be made available to Chase or CSI by you, the Borrower or ITT or any of your respective representatives is or will be, when furnished, correct in all material respects and does not or will not contain any untrue statement of a material fact and at the time of delivery to the prospective Lenders of a Confidential Information Memorandum and at closing, taken as a whole, will be complete and will not omit to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made and (b) the Projections that have been or will be made available to Chase or CSI by you, the Borrower or ITT or any of your respective representatives have been or will be prepared in good faith based upon reasonable assumptions. You understand that in arranging and syndicating the Publimedia Senior Credit Facilities we may use and rely on the Information and Projections without independent verification thereof.

     As consideration for Chase's commitment hereunder and CSI's agreement to perform the services described herein, you agree to pay, or to cause ITT or the Borrower to pay, to Chase the nonrefundable fees set forth in the Publimedia Senior Credit Facilities Term Sheet and in the fee letter dated the date hereof and delivered herewith (the "Fee Letter").


     Chase's commitment hereunder and CSI's agreement to perform the services described herein are subject to (a) there not occurring or becoming known to us any material adverse condition or material adverse change in or affecting the business, operations, property or financial condition or prospects of ITT and its wholly-owned and non-wholly-owned direct and indirect subsidiaries, taken as a whole, (b) our satisfaction that the credit structure contemplated for the Publimedia Senior Credit Facilities and the other contemplated financings by ITT and the Borrower can be achieved without resulting in material adverse tax, regulatory, legal or other consequences not currently known to us, (c) our continued satisfaction that the cash flow of any wholly-owned or non-wholly-owned subsidiary of the Borrower can be dividended or otherwise distributed (on a ratable basis), directly or indirectly, to the Borrower without restriction for the purposes of satisfying the debt service and other obligations of the Borrower in respect of the Publimedia Senior Credit Facilities, (d) our not becoming aware after the date hereof of any information or other matter affecting ITT or its direct or indirect subsidiaries or the transactions contemplated hereby (including matters relating to financial models) which is inconsistent in a material and adverse manner with any such information or other matter disclosed to us prior to the date hereof, (e) there not having occurred any material adverse litigation affecting the Transactions or any of the Publimedia Senior Credit Facilities that has not been settled, dismissed, vacated or discharged prior to the proposed closing date for the Publimedia Senior Credit Facilities to the reasonable satisfaction of Chase and CSI; provided, that litigation or other similar proceedings seeking to challenge the Transactions but which have not had the effect of enjoining any or all of the Transactions shall not prevent the satisfaction of this condition, (f) there not having occurred a material disruption of or material adverse change in financial, banking or capital market conditions that, in our reasonable judgment, could materially impair the syndication of any of the Publimedia Senior Credit Facilities, (g) our satisfaction that prior to and during the syndication of the Publimedia Senior Credit Facilities there shall be no competing offering, placement or arrangement of any debt securities or bank financing by or on behalf of ITT or any of its subsidiaries (other than (i) the interim credit facilities for ITT, (ii) the senior credit facilities for Promedia (iii) either the interim credit facilities for, or the notes to be offered on behalf of, Publimedia and Promedia and (iv) the senior credit facilities for ITT Destinations, Inc. with Chase and/or CSI), (h) the other conditions set forth or referred to in the Publimedia Senior Credit Facilities Term Sheet and (i) the negotiation, execution and delivery on or before December 31, 1997 of definitive documentation with respect to the Publimedia Senior Credit Facilities reasonably satisfactory to Chase and its counsel. Any matters not covered by the provisions hereof and of the Publimedia Senior Credit Facilities Term Sheet are subject to the approval and agreement of Chase, CSI and you.



     You agree to, and agree to cause the Borrower to, (a) indemnify and hold harmless Chase, CSI, their affiliates and their respective officers, directors, employees, advisors, and agents (each, an "indemnified person") from and against any and all losses, claims, damages and liabilities to which any such indemnified person may become subject arising out of or in connection with this Commitment Letter, the Publimedia Senior Credit Facilities, the use of the proceeds thereof, the Transactions or any related transaction or any claim, litigation, investigation or proceeding relating to any of the foregoing, regardless of whether any indemnified person is a party thereto, and to reimburse each indemnified person upon demand for any legal or other expenses incurred in connection with investigating or defending any of the foregoing, provided that the foregoing indemnity will not, as to any indemnified person, apply to losses, claims, damages, liabilities or related expenses to the extent they are found by a final, non-appealable judgment of a court to arise from the willful misconduct or gross negligence of such indemnified person, and (b) reimburse Chase, CSI and their affiliates on demand for all reasonable out-of-pocket expenses (including due diligence expenses, syndication expenses, travel expenses, and reasonable fees, charges and disbursements of counsel) incurred in connection with the Publimedia Senior Credit Facilities and any related documentation (including this Commitment Letter). No indemnified person shall be liable for any indirect or consequential damages in connection with its activities related to the Publimedia Senior Credit Facilities.

     You acknowledge that Chase and its affiliates (the term "Chase" as used below in this paragraph being understood to include such affiliates) may be providing debt financing, equity capital or other services (including financial advisory services) to other companies in respect of which you, the Borrower or ITT may have conflicting interests regarding the transactions described herein and otherwise. Chase will not use confidential information obtained from you, the Borrower or ITT by virtue of the transactions contemplated by this Commitment Letter or its other relationships with you, the Borrower or ITT in connection with the performance by Chase of services for other companies, and Chase will not furnish any such information to other companies. You also acknowledge that Chase has no obligation to use in connection with the transactions contemplated by this Commitment Letter, or to furnish to you, the Borrower or ITT, confidential information obtained from other companies.

     This Commitment Letter may not be amended or waived except by an instrument in writing signed by you, Chase and CSI. This Commitment Letter may be executed in any number of counterparts. This Commitment Letter and the Fee Letter are the only agreements that have been entered into among us with respect to the Publimedia Senior Credit Facilities and set forth the entire understanding of the parties with respect thereto. The reimbursement, indemnification and confidentiality provisions contained herein shall remain in full force and effect regardless of whether definitive financing documentation shall be executed and delivered. This Commitment Letter shall be governed by, and construed in accordance with, the laws of the State of New York.

     This Commitment Letter is delivered to you on the understanding that neither this Commitment Letter, the Publimedia Senior Credit Facilities Term Sheet or the Fee Letter nor any of their terms or substance shall be disclosed, directly or indirectly, to any other person except (a) to officers, agents and advisors of you or ITT who are directly involved in the consideration of this matter, (b) as may be compelled in a judicial or administrative proceeding or as otherwise required by law (in which case you agree to inform us promptly thereof), (c) other than the Fee Letter, in connection with a public filing with the U.S. Securities and Exchange Commission or (d) to representatives of Clayton, Dubilier & Rice, Inc. and their counsel so long as they agree to abide by the confidentiality provisions contained herein.


     If the foregoing correctly sets forth our agreement, please indicate your acceptance of the terms hereof and of the Publimedia Senior Credit Facilities Term Sheet and the Fee Letter by returning to us executed counterparts hereof and of the Fee Letter, not later than 5:00 p.m., New York City time, on August 22, 1997. Chase's commitment and CSI's agreements herein will expire at such time in the event we have not so received such executed counterparts. In the event that the initial borrowing in respect of the Publimedia Senior Credit Facilities does not occur on or before December 31, 1997, then this Commitment Letter and the commitments shall automatically terminate unless each of CSI and Chase shall agree to an extension.


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

     We are pleased to have been given the opportunity to assist you in connection with this important financing.

                                          Very truly yours,

                                          CHASE SECURITIES INC.


                                          By: /s/ NANCY G. MISTRETTA

                                            ------------------------------------

                                            Name: Nancy G. Mistretta


                                            Title:  Managing Director


                                          THE CHASE MANHATTAN BANK


                                          By: /s/ DEBORAH DAVEY

                                            ------------------------------------

                                            Name: Deborah Davey


                                            Title:  Vice President


Accepted and agreed to as of

the date first written above by:


              ITT PROMEDIA COMMANDITAIRE VENNOOTSCHAP OP AANDELEN

              Represented by: PROMEDIA BVBA, its Managing Partner


                                 Represented By: /s/ MARC GOEGEBUER

                                            ------------------------------------

                                            Name: Marc Goegebuer

                                            Title:  Chief Financial Officer


                                 Represented By: /s/ GEORGES SEGHERS

                                            ------------------------------------

                                            Name: Georges Seghers

                                            Title:  General Manager, Sales and
                                                 Marketing

[CHASE LOGO]                                                           EXHIBIT A


                            SENIOR CREDIT FACILITIES


                              ITT PUBLIMEDIA B.V.



                       STATEMENT OF TERMS AND CONDITIONS


                         ------------------------------

     The following term sheet (the "Publimedia Senior Credit Facilities Term Sheet") sets forth the principal terms and conditions for the Publimedia Senior Credit Facilities.


I.  PARTIES



Borrower...................  ITT Publimedia B.V. ("Publimedia").



Advisor and Arranger.......  Chase Securities Inc. (in such capacity, the
                             "Arranger").



Administrative Agent.......  The Chase Manhattan Bank ("Chase" and, in such capacity, the "Administrative Agent").



Lenders....................  A syndicate of banks and other financial institutions, including Chase, selected by the Arranger (collectively, the "Lenders") with respect to which there is no Dutch or U.S. withholding taxes. Participations to others shall not be permitted to the extent withholding taxes would be imposed as a result.



II.  TYPES AND AMOUNTS OF SENIOR CREDIT FACILITIES



A. TERM LOAN FACILITIES....  An aggregate amount in Dutch Guilders which on the
                             Closing Date will be equal to a maximum of $220,000,000, divided into:



                             6-Year Tranche A Term Loan Facility equal to the Dutch Guilder equivalent of a maximum of $120,000,000 (the loans thereunder, the "Tranche A Term Loans")



                             7-year Tranche B Term Loan Facility equal to the Dutch Guilder equivalent of a maximum of $50,000,000 (the loans thereunder, the "Tranche B Term Loans")



                             8-Year Tranche C Term Loan Facility equal to the Dutch Guilder equivalent of a maximum of $50,000,000 (the loans thereunder, the "Tranche C Term Loans")



                             The Dutch Guilder principal amounts of the Term Loan Facilities will be computed based on the exchange rate between Dutch Guilders and U.S. Dollars in a manner and on a day to be determined by the Administrative Agent prior to the Closing Date; provided that, notwithstanding the exchange rate on such day, the respective Dutch Guilder principal amounts of each Term Loan Facility shall in no event exceed the product of (x) the amount set forth above as the maximum principal amount in U.S. Dollars of such Term Loan Facility and (y) the Dutch Guilder/U.S. Dollar exchange rate on August 1, 1997, determined by the Administrative Agent to be 2.08915, which shall be (i) in the case of the Tranche A Term Loan Facility, 250 million Dutch Guilders, (ii) in the case of the Tranche B Term Loan Facility, 105 million Dutch Guilders and (iii) in the case of the Tranche C Term Loan Facility, 105 million Dutch Guilders.



                             The allocation among the Term Loan Facilities shall be subject to adjustment by Chase in consultation with ITT to ensure a successful syndication.



  Availability.............  The loans to be made available under the Term Loan
                             Facilities (the "Term Loans") shall be made in a single drawing on the Closing Date (as defined below).



  Term Loan Amortization...  In each year, in the percentage of the respective tranche set forth opposite such year beneath such tranche, as follows:



                                CALENDAR     TRANCHE A      TRANCHE B      TRANCHE C
                                  YEAR       PERCENTAGE     PERCENTAGE     PERCENTAGE
                                --------     ----------     ----------     ----------
                                  1998            5%             2%             2%
                                  1999            5%             2%             2%
                                  2000           10%             2%             2%
                                  2001           20%             2%             2%
                                  2002           30%             2%             2%
                                  2003           30%             2%             2%
                                  2004           --             88%             2%
                                  2005           --             --             86%



  Purpose..................  The proceeds of the Term Loans shall be used by the
                             Borrower to repay an intercompany account created upon the purchase by the Borrower of the shares of Gouden Gids, Publitec R&D and Publitec Services, which proceeds, after payment of related fees, expenses and taxes will be distributed (by dividend or otherwise) to ITT to finance the Refinancing and the Repurchase.



B.REVOLVING CREDIT
  FACILITY.................  6-Year Revolving Credit Facility in Dutch Guilders
                             which on the Closing Date will be equal to
                             $50,000,000



  Availability.............  The Revolving Credit Facility shall be available on a revolving basis during the period commencing on the Closing Date and ending on the date which is six years after the Closing Date (the "Revolving Credit Termination Date").



  Maturity.................  The Revolving Credit Termination Date.



  Purpose..................  The proceeds of the loans under the Revolving
                             Credit Facility (the "Revolving Credit Loans"; and collectively with the Term Loans, the "Loans") shall be used to finance the working capital needs and general corporate purposes of Publimedia and its subsidiaries.


III.  CERTAIN PAYMENT PROVISIONS


Base Interest Rate.........  LIBOR for deposits in the London interbank market for Dutch Guilders (adjusted for statutory reserve requirements for eurocurrency liabilities on a lender by lender basis as incurred).



Applicable Margins.........  Tranche A Term Loans and Revolving Credit Loans



                             Based on the pricing grid attached as Annex I hereto determined by reference to (with appropriate adjustments for minority interests) the ratio of Total Indebtedness of Publimedia and its subsidiaries to their EBITDA ("Debt to EBITDA").

                             Tranche A Term Loans and Revolving Credit Loans
                             The margins for the Tranche A Term and Revolving Credit Loans will initially be 2.00% and so long as no event of default shall have occurred and is continuing will be subject to adjustment at the end of the first fiscal quarter which is six months after the Closing Date (and each quarter thereafter) based on Debt to EBITDA at such quarter end as set forth on Annex I.



                             Tranche B and C Term Loans
                             The margin for the Tranche B Term Loans will be 2.25% and the margin for the Tranche C Term Loans will be 2.50% and in each case so long as no event of default shall have occurred and is continuing each of the foregoing margins will be subject to reduction at the end of the first fiscal quarter which is six months after the Closing Date (and each quarter thereafter) based on Debt to EBITDA at such quarter end as set forth on Annex I.



Commitment Fee:              The commitment fee will initially be .50% based on
                             the unused portion of the Revolving Credit Facility and so long as no event of default shall have occurred and is continuing will be subject to adjustment at the end of the first fiscal quarter which is six months after the Closing Date (and each quarter thereafter) based on Debt to EBITDA at such quarter end as set forth on Annex I.



Collateral:                  100% of the stock of Publimedia's direct and
                             indirect subsidiaries (including Gouden Gids,
                             Publitec R&D and Publitec Services) whether now owned or hereafter acquired.



                             The Collateral for the Publimedia Senior Credit Facilities shall also secure Publimedia's obligations under any interest rate and currency hedging arrangements entered into with any Lender.



Optional Prepayments and
Commitment Reductions:       Loans may be prepaid and commitments may be reduced
                             by Publimedia in minimum amounts to be agreed upon.
                             Optional prepayments of the Term Loans shall be applied as described below.



Mandatory Prepayments:       Unless otherwise set forth below, the following
                             amounts shall be applied to the prepayment of the Term Loan Facilities and the reduction of the Revolving Credit Facilities:



                             (A) 100% of Net After-Tax Cash Proceeds (with appropriate adjustment for minority interests) of
                             (i) Asset Sales (excluding individual asset sales below $1,000,000 (subject to a maximum of $5,000,000 during the term of the Publimedia Senior Credit Facilities) and certain customary exceptions to be agreed) and (ii) issuances and incurrences of Debt (subject in the case of Debt to certain customary exceptions and other exceptions to be agreed), in each case, by Publimedia and its wholly-owned and non-wholly-owned (to the extent permissible under the relevant joint venture or shareholding agreement, if any) subsidiaries, subject, in the case of any such issuance or incurrence of Debt, to the prepayment of the interim credit facility for Publimedia if then outstanding; and



                             (B) 75% of after-tax Excess Cash Flow of Publimedia and its subsidiaries with definitions to be agreed; provided that the foregoing percentage shall be reduced to 50% based on the achievement of certain performance targets to be agreed.



                             Optional Prepayments applied to the Publimedia Senior Credit Facilities shall be applied, first, to Term Loan Facilities and, second, to reduce the Revolving Credit Facilities. Subject to the second immediately succeeding paragraph, applications to Term Loan Facilities shall be ratable as among the Tranche A, B and C Term Loan Facilities and shall be applied, first, to the next installments coming due within 12 months from the date of such prepayment and, second, ratably to the remaining installments thereof.



                             Mandatory Prepayments applied to the Publimedia Senior Credit Facilities shall be applied, first, to Term Loan Facilities and, second, to reduce the Revolving Credit Facilities. Subject to the immediately succeeding paragraph, applications to Term Loan Facilities shall be ratable as among the Tranche A, B and C Term Loan Facilities and shall be applied, first, to the next installments coming due within 6 months from the date of such prepayment and, second, ratably to the remaining installments thereof.



                             The lenders under the Tranche B and C Term Loan Facilities may be permitted to decline Optional Prepayments or all or certain of the Mandatory Prepayments, so long as Tranche A Term Loans are outstanding, in which case such prepayments shall be applied to the Tranche A Term Loans.



IV.  CONDITIONS, REPRESENTATIONS AND WARRANTIES, COVENANTS, DEFAULTS



Initial Conditions:          The initial availability of the Publimedia Senior
                             Credit Facilities shall be conditioned upon satisfaction of, among other things, the following initial conditions precedent (the date upon which all such initial conditions precedent shall be satisfied, which must be on or before December 31, 1997, the "Closing Date"):



                             (a) Publimedia shall have executed and delivered reasonably satisfactory definitive financing documentation with respect to the Publimedia Senior Credit Facilities (the "Credit Documentation").



                             (b) The Lenders, the Administrative Agent and the Arranger shall have received all fees and expenses required to be paid on or before the Closing Date.



                             (c) The Transactions other than the Spin-Offs (including, without limitation, the senior credit facilities for Promedia (in an aggregate principal amount of approximately $385 million), the interim credit facility for ITT (in an aggregate amount to yield approximately $225 million) and either the interim credit facilities for, or the senior subordinated notes to be offered on behalf of, Promedia (in an aggregate principal amount of approximately $320 million) and Publimedia (in an aggregate principal amount of approximately $175 million)) shall have been consummated, subject to customary settlement terms, contemporaneously with the funding of the Publimedia Senior Credit Facilities on the basic terms and in the respective amounts set forth in the Commitment Letter and pursuant to documentation in form and substance reasonably satisfactory to the Administrative Agent and the Arranger.

                             (d) All conditions necessary for the closing of the $5 billion senior secured credit facility for ITT Destinations, Inc. shall have been satisfied or waived.



                             (e) All outstanding indebtedness for borrowed money (other than certain intercompany indebtedness in amounts to be agreed) of Publimedia shall be paid off contemporaneously with the funding of the Publimedia Senior Credit Facilities or, with the consent of the Administrative Agent, shall be permitted to remain outstanding on terms and conditions reasonably satisfactory to the Administrative Agent.



                             (f) All material governmental and third party approvals necessary or advisable in connection with the Transactions and the financing contemplated hereby and the continuing operations of Publimedia and its subsidiaries shall have been obtained and be in full force and effect, and all applicable waiting periods shall have expired without any action being taken or threatened by any competent authority which would restrain, prevent or otherwise impose adverse conditions on the Transactions or the financing thereof.



                             (g) Neither the Borrower nor any of its affiliates shall be subject to any litigation or other similar proceedings the effect of which has had or could reasonably be expected to have a material adverse effect on (a) the business, operations, property or financial condition or prospects of the Borrower and its subsidiaries taken as a whole or (b) the validity or enforceability of any of the Credit Documentation or the rights and remedies of the Administrative Agent and the Lenders thereunder; provided, that litigation or other similar proceedings seeking to challenge the Transactions but which have not had the effect of enjoining any or all of the Transactions shall not prevent the satisfaction of this condition.



                             (h) The Lenders shall have received reasonably satisfactory pro forma consolidated statements of income and cash flows of Publimedia for (i) the two most recent fiscal years ended prior to the Closing Date and (ii) for each quarterly period ended subsequent to the date of the latest financial statements delivered pursuant to clause (i) of this paragraph as to which such financial statements are available and such other financial information as reasonably requested by them.



                             (i) The Lenders shall have received a reasonably satisfactory pro forma consolidated balance sheet of Publimedia as of the date of the latest statements of income and cash flows delivered pursuant to paragraph (h) above adjusted to give effect to the consummation of the Transactions and the financings contemplated hereby as if the Transactions and such financings had occurred on such date.



                             (j) The Lenders shall have received a reasonably satisfactory business plan and a reasonably satisfactory written analysis of the business and prospects of Publimedia and its subsidiaries for the period from the Closing Date through the final maturity of the Term Loans.



                             (k) The Administrative Agent shall have received and be reasonably satisfied with a tax sharing agreement among ITT Information Services, Inc., ITT Destinations, Inc. and ITT Educational Services, Inc.



                             (l) The Administrative Agent shall be reasonably satisfied that there are no liens on any of the assets of Publimedia or its subsidiaries except for liens permitted by the Credit Documentation or liens to be discharged on or prior to the Closing Date pursuant to documentation reasonably satisfactory to the Administrative Agent.



                             (m) The Lenders shall have received a reasonably satisfactory solvency opinion from an independent valuation firm reasonably satisfactory to the Administrative Agent which shall document the solvency of Publimedia and its subsidiaries on a consolidated basis after giving effect to the transactions contemplated hereby.



                             (n) All documents and instruments required to perfect the Administrative Agent's security interest in the collateral under the Publimedia Senior Credit Facilities shall have been executed and be in proper form for filing.



                             (o) Publimedia and its affiliates and subsidiaries
                             (i) shall not be in breach or violation of any of its obligations under the documentation relating to the Transactions or the financing thereof and (ii) shall not be subject to material contractual or other restrictions that would be violated by the Transactions.



                             (p) The Lenders shall have received such legal opinions (including opinions (i) from counsel to Publimedia and its subsidiaries and (ii) from such special and local counsel as may be required by the Administrative Agent), documents and other instruments as are customary for transactions of this type or as they may reasonably request.



Ongoing Conditions:          The making of each extension of credit shall be
                             conditioned upon (a) the accuracy of all representations and warranties in the Credit
                             Documentation (including, without limitation, the material adverse change and litigation representations) and (b) there being no default or event of default in existence at the time of, or after giving effect to the making of, such extension of credit. As used herein and in the Credit Documentation a "material adverse change" shall mean any event, development or circumstance that has had or could reasonably be expected to have a material adverse effect on (a) the business, operations property or financial condition or prospects of Publimedia and its subsidiaries taken as a whole, or (b) the validity or enforceability of any of the Credit Documentation or the rights and remedies of the Administrative Agent and the Lenders thereunder.



Representations and
Warranties:                  The Credit Documentation shall contain
                             representations and warranties customary for financings of this type, including the following:



                             Financial statements (including pro forma financial statements); absence of undisclosed liabilities; no material adverse change; corporate existence; compliance with law; corporate power and authority; enforceability of Credit Documentation; no conflict with law or contractual obligations; no material litigation; no default; ownership of property; liens; intellectual property; no contractual, legal or tax restrictions on the distribution by subsidiaries and joint venture companies of their earnings; taxes; Federal Reserve regulations; Investment Company Act; subsidiaries; labor matters; environmental matters; solvency; accuracy of disclosure; creation perfection and priority of security interests; and status of Publimedia Senior Credit Facilities as senior debt.

Financial Covenants:         The financial covenants will be calculated on a
                             consolidated basis for Publimedia and its subsidiaries and will include Debt to EBITDA and Interest Coverage Ratio, with definitions and levels to be agreed.



Affirmative Covenants:       Customary, including the following:



                             Delivery of annual audited U.S. GAAP (within 90 days of year-end) and unaudited quarterly (within 45 days of quarter-end) and monthly financial statements (in each case, on a consolidated basis), reports, accountants' letters, annual budget, officers' certificates and other information reasonably requested by the Lenders; payment of other obligations; continuation of business and maintenance of existence and material rights and privileges; compliance with laws and material contractual obligations; maintenance of property and insurance; maintenance of books and records; right of the Lenders to inspect property and books and records; notices of defaults, litigation and other material events; compliance with environmental laws; further assurances (including, without limitation, with respect to security interests in after-acquired property); agreement to obtain within a time period and in amount to be agreed interest rate protection on terms and conditions reasonably satisfactory to the Administrative Agent; and agreement to obtain foreign exchange protection in connection with the senior subordinated notes to be offered by Publimedia at the times and on terms and conditions reasonably satisfactory to the Administrative Agent.



Negative Covenants:          Customary, including the following:



                             Restrictions (with exceptions to be agreed) on: indebtedness and guarantees; liens; acquisitions; mergers, consolidations, liquidations and dissolutions; sales and dispositions of assets; capital expenditures; leases; investments, loans and advances (other than certain permitted intercompany debt, any notes evidencing which are pledged in favor of the Administrative Agent for the benefit of the Lenders); optional prepayments and modifications of subordinated and other debt instruments; amendments to charter and by-laws; transactions with affiliates; sale-leaseback transactions; changes in fiscal year; negative pledge clauses; clauses restricting subsidiary and joint venture distributions; changes in lines of business; and ability to create new subsidiaries or joint ventures.



                             Restricted payments covenant limiting dividends, distributions and loans by Publimedia and its subsidiaries to ITTWD, ITT and Promedia, except to cover corporate overhead of ITT and ITTWD (which shall first be covered by the cash flow at ITT or ITTWD) and, so long as no default or event of default has occurred and is continuing, for payments to ITT beginning in the sixth year after the Closing Date to fund interest payments on the interim credit facility for ITT or any notes offered by ITT to replace such interim credit facility if either remain outstanding at such time.



Events of Default:           Customary, including the following:



                             Nonpayment of principal when due; nonpayment of interest, fees or other amounts after a grace period to be agreed upon; material inaccuracy of representations and warranties; violation of covenants (subject, in the case of certain affirmative covenants, to a grace period to be agreed upon); cross-default; bankruptcy events; material judgments; actual or asserted invalidity of any guarantee or security document, subordination provisions or security interest; a change of control (including of ITT), with a definition to be agreed upon; and, if contained in the interim credit facility for ITT, a change in the passive holding company status of ITT.



Voting:                      Customary, including the following:



                             Amendments and waivers with respect to the Credit Documentation shall require the approval of Lenders holding not less than a majority of the aggregate amount of the Term Loans, Revolving Credit Loans and unused commitments under the Publimedia Senior Credit Facilities, except that (a) the consent of each Lender directly affected thereby shall be required with respect to (i) reductions in the amount or extensions of the scheduled date of amortization or maturity of any Loan, (ii) reductions in the rate of interest or any fee or extensions of any due date thereof, (iii) increases in the amount or extensions of the expiry date of any Lender's commitment, (b) the consent of 80% of the Lenders shall be required with respect to releases of all or substantially all of the collateral and (c) the consent of 100% of the Lenders shall be required with respect to modifications to any of the voting percentages. In addition, Tranche voting requirements shall apply to certain modifications affecting prepayment of the Term Loan Facilities.



Assignments and
Participations:              The Lenders shall be permitted to assign and sell
                             participations in their Loans and commitments, subject, in the case of assignments (other than to another Lender or to an affiliate of a Lender), to the consent of the Administrative Agent and Publimedia (which consent in each case shall not be unreasonably withheld). In the case of partial assignments (other than to another Lender or to an affiliate of a Lender), the minimum assignment amount shall be an amount to be determined unless otherwise agreed by Publimedia and the Administrative Agent. Participants shall have the same (but not greater) benefits as the Lender from which it purchased its participation with respect to yield protection and increased cost provisions.
                             Voting rights of participants shall be limited to those matters with respect to which the affirmative vote of the Lender from which it purchased its participation would be required as described under "Voting" above. Pledges of Loans in accordance with applicable law shall be permitted without restriction.



Yield Protection:            The Credit Documentation shall contain customary
                             provisions (a) protecting the Lenders against increased costs or loss of yield resulting from changes in reserve, tax, capital adequacy and other requirements of law and from the imposition of or changes in withholding or other taxes on a lender by lender basis as incurred and (b) indemnifying the Lenders for "breakage costs" incurred in connection with, among other things, any prepayment of a Loan on a day other than the last day of an interest period with respect thereto.



Expenses and
Indemnification:             Publimedia shall pay (a) all reasonable
                             out-of-pocket expenses of the Administrative Agent and the Arranger associated with the syndication of the Publimedia Senior Credit Facilities and the preparation, execution, delivery and administration of the Credit Documentation and any amendment or waiver with respect thereto (including the reasonable fees, disbursements and other charges of counsel to the Administrative

                             Agent and the Arranger) and (b) all out-of-pocket expenses of the Administrative Agent and the Lenders (including documentary taxes and the reasonable fees, disbursements and other charges of counsel) in connection with the enforcement of the Credit Documentation.


Governing Law:               New York.

Submission to Jurisdiction:  New York, London and Amsterdam.


Dutch Counsel to Chase:      Loeff, Claeys, Verbeke.

                                                                         ANNEX I

                                  PRICING GRID


                                                                            TRANCHE A AND
                                                                              REVOLVING       TRANCHE B     TRANCHE C     COMMITMENT
                       DEBT TO EBITDA RATIO                                 CREDIT MARGIN      MARGIN        MARGIN        FEE RATE
-------------------------------------------------------------------------   -------------     ---------     ---------     ----------
Greater than or equal to 5.5 to 1.0......................................       2.00%           2.25%         2.50%          .50%
Less than 5.5 to 1.0 and greater than or equal to 4.5 to 1.0.............       1.75%           2.25%         2.50%         .375%
Less than 4.5 to 1.0 and greater than or equal to 3.5 to 1.0.............       1.50%           2.00%         2.25%         .375%
Less than 3.5 to 1.0 and greater than or equal to 3.0 to 1.0.............       1.25%           1.75%         2.00%          .25%
Less than 3.0 to 1.0.....................................................       1.00%           1.50%         1.75%          .25%